EXHIBIT 99.1

BrainsWay Reports First Quarter 2022 Financial Results and Operational Highlights

Revenue Growth of 30% Year-over-Year in Q1 2022

Conference call to be held today, May 11, 2022, at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, May 11, 2022 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported first quarter 2022 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended March 31, 2022, revenues were $8.0 million, a 30% increase as compared to the prior year period.
  As of March 31, 2022, BrainsWay’s Deep TMS installed base was 790 total systems, a 21% increase from the installed base at the same point in the prior year.
  As of March 31, 2022, the Company had shipped 337 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems.
  Cash, cash equivalents and short-term deposits as of March 31, 2022, amounted to $54.7 million, compared with $57.3 million as of December 31, 2021.
  Hosted key opinion leader (KOL) webinar on Company’s Deep TMS therapy for treating anxious depression.
  Enhanced leadership structure to drive Company’s growth:
    Promoted Hadar Levy to Senior Vice President and Chief Operating Officer.
    Appointed Joachim “Joe” Seidel, Ph.D., to the newly created position of Vice President of Corporate Development and Strategy.
    Appointed Eric Hirt as Vice President of U.S. Sales.

“Our strong first quarter performance reflects the continued momentum in our overall business,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “We generated $8.0 million in revenue for the first quarter of 2022, which represented a 30% increase as compared to the first quarter of 2021, and our seventh consecutive quarter of year-over-year growth. These results are especially impressive as the team faced meaningful operational challenges due to the Omicron surge in the first half of the quarter.”

“Importantly, demand for our Deep TMS therapy in multiple indications continues to grow, and we anticipate that the current positive operating trends we are experiencing will continue throughout 2022 and beyond,” continued Dr. von Jako. “As such, in order to leverage key tailwinds in our business, our recent strategically enhanced leadership structure is aimed at driving long-term growth globally.”

First Quarter 2022 Financial Results

  Total revenues for the first quarter of 2022 were $8.0 million, compared to $6.1 million in the first quarter of 2021, an increase of 30%.
  Gross margin for the first quarter of 2022 was 77%, compared to 76% for the first quarter 2021.
  Operating expenses for the first quarter of 2022 totaled $7.6 million, compared with $5.5 million for the first quarter of 2021.
  Operating loss for the first quarter of 2022 was $1.5 million, compared to a loss of $801,000 for the same period in 2021.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, May 11, 2022, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, May 11, 2022, at 8:30 AM Eastern Time:

United States:	877-407-3982
Israel:	1 809 406 247
International:	1 201-493-6780
Conference ID:	13729554
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=mHgZy2O9

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Moreover, the pilot data presented herein, including outcomes/results, patient safety information and adverse event data, remain subject to further analysis and may be subject to further modification. Certain results as expressed herein may be subject to further analysis, modification and/or statistical penalties. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications; continuation and/or exacerbation of the global supply chain crisis and its impact on the Company’s ability to source components, meet customer demand, fill orders, maintain pricing levels and support the Company’s service needs; and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward- looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
844-386-7001
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

Media Contact:
Will Johnson
(201) 465-8019
BrainsWay@AntennaGroup.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2022	2021
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$14,105	$16,921
Short-term deposits	40,553	40,428
Trade receivables, net	6,387	6,332
Inventory	1,538	-
Other current assets	1,557	1,766
	64,140	65,447
Non-Current Assets
System components	3,505	4,463
Leased systems, net	3,610	3,813
Other property and equipment	945	1,055
Other long-term assets	987	954
	9,047	10,285
	$73,187	$75,732

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$601	$1,102
Deferred revenue	2,240	2,195
Liability in respect of research and development grants	952	978
Other accounts payable	4,336	4,792
	8,129	9,067
Non-Current Liabilities
Deferred revenue and other liabilities	3,602	3,419
Liability in respect of research and development grants	5,751	5,921
	9,353	9,340

Equity
Share capital	363	363
Share premium	137,814	137,566
Share-based payment reserve	5,465	5,340
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(85,749)	(83,756)
	55,705	57,325

	$73,187	$75,732

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended March 31,
	2022	2021
	(Unaudited)
Revenues	$7,970	$6,121
Cost of revenues	1,867	1,463
Gross profit	6,103	4,658

Research and development expenses, net	1,576	925
Selling and marketing expenses	4,146	3,129
General and administrative expenses	1,863	1,405
Total operating expenses	7,585	5,459

Operating loss	(1,482)	(801)

Finance expense, net	(324)	(412)
Loss before income taxes	(1,806)	(1,213)
Income taxes	187	160
Net loss and total comprehensive loss	$(1,993)	$(1,373)

Basic and diluted net loss per share	$(0.06)	$(0.05)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2022	2021
	(Unaudited)
Cash flows from operating activities:
Total comprehensive loss	$(1,993)	$(1,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	142	150
Depreciation of leased systems	245	292
Impairments and disposals	(68)	253
Finance expenses, net	324	412
Cost of share based payment	374	803
Income taxes	187	160
Total adjustments to reconcile profit (loss)	1,204	2,070
Changes in asset and liability items:
Increase in trade receivables	(63)	(1,093)
Increase in inventory	(1,313)	-
Decrease (increase) in other accounts receivable	(61)	18
Increase (decrease) in trade payables	(512)	291
Decrease in other accounts payable	(510)	(212)
Increase in deferred revenues and other liabilities	273	162
Total changes in asset and liability	(2,186)	(834)
Cash paid and received during the period for:
Interest paid	(12)	(20)
Interest received	3	2
Income taxes paid	(3)	(160)
Total cash paid and received during the period	(12)	(178)
Cash used in operating activities:	(2,987)	(315)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	951	(379)
Investment in short-term deposits, net	(50)	-
Investment in long-term deposits, net	(3)	-
Net cash provided by (used in) investing activities	898	(379)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(498)	-
Receipt of government grants	6	90
Repayment of lease liability	(148)	-
Issuance of share capital, net	1	42,260
Net cash provided by (used in) financing activities	(639)	42,350
Exchange rate differences on cash and cash equivalents	(88)	(337)

Increase (decrease) in cash and cash equivalents	(2,816)	41,319
Cash and cash equivalents at the beginning of the period	16,921	16,961
Cash and cash equivalents at the end of the period	$14,105	$58,280

(a) Significant non cash transactions:
Purchase of property and equipment on credit	-	192